Exhibit 10.1

Joint Development and Marketing Agreement

This joint Development and Marketing Agreement ("Agreement") is made and entered into this 4th day of July, 2012 ("Effective Date"), by and between EarthSearch Communications International (ESCI), a Delaware corporation with its principal place of business at 810 Franklin Court, Suite H, Marietta, GA 30067, USA ("ESCI") and Tom McLeod Software Corporation, an Alabama corporation with its principal place of business at 2550 Acton Road, Birmingham, Alabama 35243 ("McLeod");

WITNESSETH:

WHEREAS, McLeod is engaged in the business of designing, developing, and marketing trucking dispatch software and related services under the brand LoadMaster®;

WHEREAS, ESCI is engaged in the business of designing, developing, and marketing equipment and cargo tracking systems, devices, and services under the brand LogiBoxx/GATIS;

WHEREAS, ESCI and McLeod desire to collaborate on the development of an interface ("Integration Module") that will permit the LoadMaster® dispatch software to receive and utilize a data feed from the ESCI and LogiBoxx equipment and GATIS cargo tracking systems; and,

WHEREAS, ESCI and McLeod desire to set forth in this Agreement certain terms for the ownership and marketing of the Integration Module, to be effective upon completion of development of the Integration Module by McLeod;

NOW, THEREFORE, ESCI and McLeod, intending to be legally bound, hereby agree as follows:

Section 1

Development

1.1 Development Information and Assistance. On execution of this Agreement, ESCI shall provide McLeod with a description of the ESCI and GATIS data structure and specimen data sufficient to enable McLeod to design, develop, maintain, and support the Integration Modules. Thereafter, during the term of this Agreement, ESCI shall promptly provide such additional information about its ESCI and GATIS data structure as McLeod may reasonably request for the purpose of improving, maintaining, or supporting the Integration Modules.

1.2 Development and Support. McLeod shall design and develop an Integration Module together with supporting user documentation for each platform, operating system, or computing environment supported by McLeod for LoadMaster® dispatch software ("Deliverables") in accordance with the timetable set forth in Schedule 1 attached hereto and incorporated herein.

1.3 Delays. In the event McLeod anticipates at any time that it will not complete development of the Deliverables within the prescribed timetable, McLeod shall immediately so inform ESCI by written notice and shall propose revisions to the timetable that reflect McLeod's best estimates of what can realistically be achieved. In the event McLeod notifies ESCI of a delay of more than 30 days for any milestone or deliverable as set forth on Schedule 1, ESCI shall have the option to terminate this Agreement by written notice to the McLeod and McLeod shall promptly refund to ESCI any sums paid or advanced pursuant to this Agreement. McLeod shall prepare and submit such further reports of its performance and its progress as ESCI may reasonably request from time to time.

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1.4 Design and Performance Standard. The Deliverables shall incorporate features, functionality, and performance characteristics at least as desirable as those present in the interface provided by McLeod for any other telematics data provider and shall be in conformance with the then current Transportation Tracking Industry Standards. In the event that ESCI determines that the Deliverables do not satisfy the performance standard set forth above, ESCI shall notify McLeod of the deficiency and McLeod shall correct such deficiency at its own expense within 30 days of notice (or such other period as the parties may mutually agree in writing).

1.5 Maintenance. McLeod shall maintain the Integration Modules for a period of one (1) year, at its own expense. Said maintenance shall include prompt correction of errors discovered by McLeod or reported by ESCI or end users and shall also include any modifications to the Integration Modules necessitated by any modification or enhancement of the LoadMaster® dispatch software. After the expiration of the maintenance period under this Agreement, McLeod agrees to make maintenance of the Integration Modules available to end users for a fee to be determined by McLeod for so long as is commercially reasonable.

1.6 Support. McLeod shall provide, at no cost to ESCI, support to end users of the Integration Modules at a level and price equivalent to that provided to end users of other integration modules used with LoadMastere dispatch software.

1.7 Standard of Care. All work (design, development, maintenance, and support) shall be performed in a professional manner with due care and diligence and to such high standards of quality as is reasonable for ESCI to expect under the circumstances. In the case of professional services, McLeod shall perform the services in accordance with all applicable professional standards for the field of expertise. All work shall be performed by employees of McLeod and use of any independent contractors or others who do not qualify as McLeod's qualified W2 employees shall be subject to prior review and approval by ESCI. All personnel performing services under this Agreement shall have a level of training and skill in the area commensurate with the requirements of the scope of work to be performed.

Section 2

Development Fees

2.1 Fees. ESCI agrees to pay to McLeod the defined project fees as stated in the project Statement of Work.

Section 3

Ownership

3.1 Rights in Integration Modules. McLeod shall retain all right, title, and interest (including, without limitation, all Intellectual Property Rights) in and to the software and documentation created by it with regard to the Deliverables.

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3.2 Intellectual Property Rights. "Intellectual Property Rights" shall mean the intangible legal rights or interests evidenced by or embodied in (1) any idea, design, concept, technique, invention, discovery, or improvement, regardless of patentability, but including patents, patent applications, mask works, trade secrets, and know-how; (2) any work of authorship, regardless of copyrightability, but including copyrights and any moral rights recognized by law; and (3) any other similar rights, in each case on a worldwide basis.

3.3 Ownership of other Intellectual Property Rights. ESCI shall retain and own all right, title and interest in the Intellectual Property Rights regarding its existing products and services, including any information provided to McLeod in conjunction with the creation of the Deliverables. McLeod shall retain and own all right, title and interest in the Intellectual Property Rights regarding its existing products and services, including any information provided to ESCI in conjunction with the creation of the Deliverables.

Section 4

Deliveries

4.1 Availability. McLeod's deliverable under this Agreement shall be commercial versions of the Integration.Modules made available for licensure to existing and prospective end-users of LoadMaster® software. Delivery shall be deemed to occur when the completed Integration Modules are ready for shipment and added to McLeod's publicly available catalog of products.

Section 5

Preexisting Works

5.1 Reserved Rights. McLeod reserves all title and ownership to the LoadMaster® dispatch software (program and documentation) and all associated Intellectual Property Rights. ESCI reserves all title and ownership to the ESCI, LogiBoxx and GATIS data structure and any data delivered via the Integration Modules and all associated Intellectual Property Rights.

Section 6

Joint Marketing

6.1 Joint Marketing Activities. ESCI and McLeod agree to consult and cooperate with each other in the interest of promoting the Integration Modules and the "full integration" of McLeod's LoadMaster® product and ESCI's ESCI and GATIS products.

6.2 Cross Promotion. Upon completion and delivery of the Integration Modules and for the term and subject to the terms and conditions of this Agreement, each of ESCI and McLeod authorizes and appoints the other as its non-exclusive representative for the purpose of promoting the other's products and services as "fully integrated." The parties agree to cooperate with one another and each agrees to use only such promotional materials and to make such claims for the products and services of the other as are approved in advance by the other.

Section 7

Indemnification and Contribution.

7.1 ESCI shall defend, indemnify, and hold harmless McLeod, its officers, agents, employees, and authorized contractors from and against any claim, loss, damage, or expense (including court costs and attorney's fees) arising out of, or relating to, infringement of intellectual property rights based in whole or in part on ESCI and GATIS data structure or on the actions taken by ESCI or employees, agents, or subcontractors engaged by ESCI with respect to the design and development of the Integration Modules, including any programming, execution, revision, enhancement, modification, translation, abridgement, condensation, expansion, or combination with any other works. McLeod agrees to notify ESCI at such time as it is apprised of any third-party claim and agrees to cooperate in a reasonable manner with ESCI with respect to the defense and disposition of such claim.

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7.2 McLeod shall defend, indemnify, and hold harmless ESCI, its officers, agents, employees, and authorized contractors from and against any claim, loss, damage, or expense (including court costs and attorney's fees) arising out of or relating to, infringement of intellectual property rights based in whole or in part on the actions taken by McLeod or employees, agents, or subcontractors engaged by McLeod with respect to the design and development of the Integration Modules, including any programming, execution, revision, enhancement, modification, translation, abridgement, condensation, expansion, or combination with any other works. ESCI agrees to notify McLeod at such time as it is apprised of any third-party claim and agrees to cooperate in a reasonable manner with McLeod with respect to the defense and disposition of such claim.

7.3 If ESCI and McLeod are or may be obligated each to the other as a result of different actions taken by each party, or actions taken jointly by both parties, with respect to the design and development of the software, then ESCI and McLeod each agree to contribute to the amount of expenses, judgments, fines, and settlements paid or payable by the other with respect to any alleged infringement of intellectual property rights in such proportion as is appropriate to reflect (i) the relative benefits received by ESCI on the one hand and McLeod on the other hand from the transaction from which such action, suit, or proceeding arose; (ii) the relative fault of ESCI on the one hand and of McLeod on the other in connection with the events that resulted in such expenses, judgments. fines, or settlement amounts; and (iii) any other relevant equitable considerations. The relative fault of each party shall be determined by reference to, among other things, each party's relative intent, knowledge, access to information, and opportunity to correct or prevent the circumstances resulting in such expenses, judgments, fines, or settlement amounts. Each party agrees that it would not be just and equitable if contribution pursuant to this section were determined by pro rata allocation or any other method of allocation that does not take account of the foregoing equitable considerations.

7.4 Limitation of Liability. The total liability of either party for all claims, whether in contract, tort (including negligence and product liability) or otherwise, arising out of connected with, or resulting from the performance of the obligations or services under this Agreement shall not exceed the total amounts paid hereunder. In no event shall either party be liable for any incidental, consequential, indirect, or special damages, including, without limitation, damages for loss of revenue, cost of capital, claims of customers for service interruptions or failure of supply, and costs and expenses incurred in connection with labor, overhead, transportation, installation, or removal of equipment or programming or substitute facilities or supply resources.

Section 8
Term

8.1 Term. This Agreement shall take effect on the Effective Date and shall remain in effect until terminated by either party through at least thirty (30) days advance written notice to the other. The rights and obligations of the parties under sections 3, 5, 7, and 9 shall survive termination of this Agreement. .

Section 9

Miscellaneous

9.1 Compliance with Laws. The parties agree that they shall comply with all applicable laws and regulations of governmental bodies or agencies in their performance under this Agreement. Without limiting the generality of the foregoing, neither party shall knowingly export or re-export, directly or indirectly, any technical data (as defined by the U.S. Export Administration Regulations) produced or provided under this Agreement, or export or re-export, directly or indirectly, any direct product of such technical data, including software, to a destination to which such export or re-export is restricted or prohibited by U.S. or non-U.S. law, without obtaining prior authorization from U.S. Department of Commerce and other competent government authorities to the extent required by those laws.

9.2 No Agency. Nothing herein shall be construed to create a partnership, joint venture, or agency relationship between the parties hereto.

9.4 Governing Law. The validity, construction, and performance of this Agreement shall be governed by the laws of the State of Alabama, without regard to principles of choice of law.

9.5 Amendments; Waiver. This Agreement may be amended only by an instrument in writing executed by the party against whom enforcement of the amendment is sought. Waiver of any provision of this Agreement shall not be deemed a waiver of any other provision, and any failure to act in response to a breach or insist on strict performance of any provision of this Agreement shall not be deemed a waiver of any such breach or of any later breach or failure to perform any provision of this Agreement.

9.6 Notices. All notices, requests, demands, and other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been duly given if sent by personal delivery, by telecopy, by express courier service, or, if mailed, postage prepaid, first-class, certified mail, return receipt requested, on the third day after mailing, to the following addresses or to such other address as a party may specify to the other in writing:

To McLeod: To ESCI:	McLeod Software 2550 Acton Road Birmingham, Alabama, 35243 Attn: J. Mark Hughes EarthSearch Communications International 810 Franklin Court Ste H Marietta, GA 30067 Attn: < >

9.7 Severability. A decision by any court of competent jurisdiction invalidating or holding unenforceable any part of this Agreement shall not affect the validity and enforceability of any other part of this Agreement.

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9.8 Entire Agreement. This Agreement, together with Schedule 1, is the entire agreement between the parties and supersedes all prior discussions and agreements between the parties with respect to the matters it addresses.

9.9 No Assignment. Without the prior written consent of the other party (which consent may be withheld with or without reason in the absolute discretion of such other party), neither party may sell, assign, or divide its rights under this Agreement.

IN WITNESS WHEREOF, ESCI and McLeod have caused this Agreement to be signed and delivered by their duly authorized officers on the dates following their respective signatures below.

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Schedule 1

10.1 Time Line. McLeod Software will use all reasonable effort to complete the interface within eight weeks of receipt of the initial payment from EarthSearch Communications International.

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Functional Design Specification

A. Customer Business Requirements

EarthSearch requests that McLeod develop a Trailer Tracking interface between the McLeod LoadMaster application and their GATIS application. Current mutual customers/prospects that are interested in this interface include:

•     Carolina Cargo

The GATIS system can currently provide data for:

•     Trailer Status reports

•     Trailer Positions and Position History

•     Trailer Sensor Alerts

o     Air Temp inside the trailer (Return Temp)

o     Low fuel level

o     Rapid Fuel Level Drop

o     Fuel Level

o     Trailer ID

o     Truck ID

EarthSearch requires a Subscription Code be provided to them prior to using the GATIS system. This subscription code defines which of the 26 GATIS Data Subscription Attributes are expected to be returned within the data response records. The subscription code is a 26-bit binary code. For each of the 26 Attribute field IDs, i f that Field is to be included in the response data, the subscription code component = 1; for those attributes which McLeod will not want to be included in the response record, the subscription code component = 0.

An active Session Code is required within GATIS for the customer's account in order to retrieve data. That session code is used within the data request. If there is not an active session code, one must be requested via an automated request.

The following EarthSearch documents and on-line materials are available for reference:

On the McLeod Network: X:IDocumentsEnterprise\MobileCommunicationlEarthSearch

• EarthSearch — Data.doc

• GatisSubscriptionCode_V2 0.doc

Services: httu://globalearthsearch.us:8080/GatisAui/services/listServices WSDL:
http://global.earthsearch.us:8080/GatisAui/services/Version/wsd1

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B.     Functional Description and Process Flow

McLeod will develop a send and retrieve interface for the GATIS system, which will send SOAP requests to GATIS for all available, not previously delivered, data. A scheduler process that will run a looping process with the various data calls defined will be used for making data calls at established intervals throughout the day 365 days a year. The default interval for making the data call requests is 15 seconds. This interval can be modified as needed for each customer.

McLeod will retrieve all available data elements for the customer's EarthSearch tracking devices.

Using this data, McLeod will be able to define the following within the Mobile Communications Messages and Positions:

• Tractor/Trailer Position reports

• Mobile Unit Device Status Reports

• Specified Sensor Alert Messages

1. Disclaimer

GATIS provides a "temperature" value which is the temperature inside the trailer, or "Return Air" temperature. LoadMaster will store this temperature value in the Order History record as Return Air reading.

2. Customer Setup

Subscription Code: McLeod will use the same Subscription code for all customers, `11111111111111111111111111', requesting for all 26 data attributes.

a.	Mobile Communications Control Record: Customer-specific record, and also Vendor-specific record, that stores the following:

• Interface Vendor ID: EARTHSEARCH

• the URL that is used to connect to EarthSearch

o URL: http://global.earthsearch.us:8080/GatisApi/services/GenerateReport

• The customer's unique Username and Password to be included in each SOAP data call header

• The Comm Sleep value — the amount of time to wait between data calls. The default is 15 seconds, but can be changed if necessary at given customer sites.

• Packet — Will be used to store the current Session Code provided by GATIS. This ID will be used in the data calls

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3. Definition of Classes are required for the interface:

a.	Communications Manager Process - to manage communication between the vendor application server and the LoadMaster Symphony Mobile Communications queues. The Communications Manager connects to the EarthSearch server using the URL defined in the customer's Mobile Communications Control Record for Vendor ID "EarthSearch" (as shown in the Setup section above). Once a valid connection is made, the Communications Manager will send the web service calls defined in the API class to request and retrieve data from GATIS.

b.	API - for definition of the web service calls used for delivery of data to, and retrieval of data from the EarthSearch. The following EarthSearch web service calls are required:
i.	sessionExist — this request is sent to EarthSearch to verify whether or not the current Session Code is valid. The Session Code to send in the call is stored in: mc_pnet_packets for Service_name = "EarthSearch Authenticate".

• If the Response returns a Boolean = True, that session ID will be used in the next "getDevicesData" data call

• If the Response returns a Boolean = False, McLeod will need to send the "Authenticate" call. It will just use the same Session Code it currently has stored in mc_pnet_packets.

ii.	getDevicesData - to get all available, not previously retrieved data records.

• Response Format: String, records separated by @, each record attribute separated by #.

iii.	Authenticate — to retrieve a valid Session Code for use in the getDevicesData call
iv.	Logout — will be sent when a Shutdown occurs on the LoadMaster scheduler process for EarthSearch occurs. The Response from GATIS will be:

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•     Boolean = True, logout was successful

•     Boolean = False, logout was a failure

c.	Translation Manager process — to manage communication between the LoadMaster mobile communications queues and the LoadMaster database, including encoding and decoding to and from the EarthSearch GATIS proprietary message formats. The following is an example of what will be returned in a getnevicesData response:

@Nelson Mandela Rd, Arusha, Tanzania##20-DEC-2001#08:01:36 PM#AD0082#0#0#321020.8#1#- 3.39054#36.7237#0#0#13.5#4.1#0#4#0#Heri Manda@Nelson Mandela Rd, Aru5ha,Tanzania##20-DEC-2001#09:37:38 PM#AD0085#0#0#40366.49#1#- 3.39022#36.71874#0#0#12.8#4.1#0#4#0

#Benard Makalwe@A 7, Dar es Salaam, Tanzania##19-APR2001#01:29:1 M#AD009 0#1 #0# 57.22 #1 #-6.79826# 39.14523#0#0# 12.8#4.1#0#4#0# null @Julius K. Nyerere Rd, Julius Nyerere International Airport (DAR), Dar es Salaam, Tanzania##20-DEC2011#05:50:22 PM#AD0084#0#0#21043.16#1#- 6.86588#39.20182#0#0#13.6#4.1#0#4#0#null@Boma Rd, Moshi, Tarmania##06-JAN-2012#11:28:57 PM#AD0144#1#0#7227.11#1#-3.34807 #37,34175#0#0# 11.8# 4.1#.36#4#0#null#null#15#0#1#J92627# EC00001,2.1,2,25.20,80*# J92627@

The data Subscription attributes are divided by 14. The following table defines the Attribute IDs and definitions.

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13

14

15

16

17

\

18

19

20

21

22

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3. Define a Hot-Link to the EarthSearch Gatis Application Trailer record

EarthSearch will provide a URL to McLeod.

This URL will be called when the Mcleod user has a grid row highlighted on the LoadMaster Mobile Communications Positions screen for a unit that is defined as an EarthSearch Trailer unit, and then clicks the "Web" toolbar command.

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This will take the user directly into the EarthSearch application as an active user, on the trailer management screen for the selected trailer unit, without the user exiting LoadMaster.

C.     Modules Affected

1.     Mobile Communications

D.     Third Party Dependencies

•     None

E.     Questions / Issues / Notes

•     None

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